

February 3, 2011

By U.S. Mail and facsimile: (801)265-9882

George R. Quist
Chairman and Chief Executive Officer
Security National Financial Corporation
5300 South 360 West
Suite 250
Salt Lake City, Utah 84123

     Re: **Security National Financial Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for Fiscal Quarter Ended September 30, 2010
              File Number 000-09341

Dear Mr. Quist:

We have reviewed your responses to our letter dated December 20, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Condensed Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Mortgage Operations, page 59

1. We note your responses to comments 1 and 3 in our letter dated December 20, 2010. Please tell us and revise your future filings to disclose the following information regarding your appraisal process and impaired loans:

    - Please tell us how you determine the fair value of collateral when you determine that foreclosure is probable. If you do not get an appraisal at the time that you determine that foreclosure is probable, please tell us how your fair value measurement process is appropriate under GAAP;

- Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

- When the Company does not have a new appraisal on file, describe in more detail the procedures performed by management to determine whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old;

- Quantify your impaired loans as of September 30, 2010 and December 31, 2009 by both loan category and the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);

- Clearly explain how you determine whether a loan is collateral-dependent;

- Describe your charge-off policy for collateral-dependent impaired loans, including what you consider to represent a "confirmed loss." In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance;

- Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and

- To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

You may contact David Irving at (202) 551-3321, or me at (202) 551-3872 if you have questions regarding our comment.

Sincerely,

Hugh West
Branch Chief